Mail Stop 0303

May 24, 2005

VIA FACSIMILE:  (212) 308-4844

D. Roger Glenn, Esq.
Edwards & Angell, LLP
750 Lexington Avenue
New York, New York 10022
(212) 308-4411

Re:	Technology Flavors & Fragrances, Inc.
	Schedule TO-T, File No. 005-52065, filed May 16, 2005
	Filed by FFG Merger Corporation, Inc.

Dear Mr. Glenn:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-T

1. We note that FFG Merger Corporation is a wholly owned
subsidiary of FFG Industries, and that FFG Industries signed the Schedule TO. The definition of "offeror" includes not only the purchaser of securities in the offer, but also any person or entity on whose behalf the offer is made (see Instruction K (1) to Schedule
TO and Rule 14d-1(g)(2)).   Please advise us why FFG Industries has not
also been expressly identified as an offeror on the cover page of Schedule TO of the cover page of the Offer to Purchase. Before drafting your response, please review "Identifying the Bidder in a Tender Offer" in the Division of Corporation Finance`s Current Issues and
Rulemaking Projects Outline, available on our web site at www.sec.gov for general guidance. Any new bidders in the tender offer must ensure that they independently satisfy the timing, signatory and dissemination requirements of Schedule TO.

The Offer
Acceptance for Payment and Payment, page 7

2. Please revise your disclosure in the last sentence of the last paragraph of this section to state that any tendered shares not purchased for any reason will be returned promptly pursuant to Rule 14e-1(c), and not "as promptly as practicable," following the expiration or termination of the Offer.

Conditions to the Offer, page 21

3. In our view you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the last paragraph of this section on page 22, the phrase "regardless of the circumstances giving rise to any such condition" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.

4. In the same sentence, you state that you may waive a condition in whole or in part at any time and from time to time in your reasonable discretion. While we recognize the bidders may decide to whether terminate or proceed with the offer once a listed offer condition is "triggered," we object if and when bidders elect to proceed with their offer without waiving the applicable condition despite the occurrence of one of the triggering events. Waiver of an offer condition may require extension of the offer and dissemination of additional offer materials. The bidders may not, therefore, use the language in the penultimate sentence of this section to tacitly waive an offer condition by failing to assert it. Please confirm your understanding in a supplemental response.

5. The bidders further state that each such right shall be deemed an "ongoing right that may be asserted at any time and from time to time." Defining the conditions as "an ongoing right that may be asserted at any time from time to time" suggests that conditions to the offer may be raised or asserted after expiration of the offer and is inconsistent with other language in this section. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the closing paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

Closing Comment

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidders are in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidders acknowledging that:

* the bidders are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

   If you have any questions please contact me by telephone at
(202)551-3257 or by facsimile at(202)772-9203.

Very truly yours,


Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions